Mail Stop 6010

April 20, 2009

Via Facsimile and U.S. Mail

Robert W. Cook
Chief Financial Officer
Senior Vice President, Finance and Administration
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, New York 10591

> **Re: EpiCept Corporation**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed April 3, 2009**
> **File No. 000-51290**

Dear Mr. Cook:

We have completed our review of your Preliminary Proxy Statement on Form PRE14A and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director